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SEC Mail Processing Section

FEB 27 2017

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FalconBridge Capital Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 South College Street, Suite 3301
(No. and Street)

Charlotte	North Carolina	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bennett S. Cole — 704-302-1612
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

5179 CR 1026	**Celeste**	**Texas**	**75423**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bennett S. Cole, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **FalconBridge Capital Markets, LLC**, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

JORDAN A BROOME
NOTARY PUBLIC
MECKLENBURG COUNTY, NC
COM. EXP. 8/10/21

This report** contains (check all applicable boxes):

■ (a) Facing page.
■ (b) Statement of Financial Condition.
■ (c) Statement of Income (Loss).
■ (d) Statement of Cash Flows.
■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
■ (g) Computation of Net Capital.
■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
□ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
■ (l) An Oath or Affirmation.
□ (m) A copy of the SIPC Supplemental Report.
□ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
FalconBridge Capital Markets, LLC

We have audited the accompanying statement of financial condition of FalconBridge Capital Markets, LLC (a Texas limited liability company) as of December 31, 2016, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of FalconBridge Capital Markets, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FalconBridge Capital Markets, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of FalconBridge Capital Markets, LLC's financial statements. The supplemental information is the responsibility of FalconBridge Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 6, 2017

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

FALCONBRIDGE CAPITAL MARKETS, LLC
Statement of Financial Condition
December 31, 2016

ASSETS

Cash	$ 90,732
Property and equipment, net	699
TOTAL ASSETS	$ 91,431

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Simplified Employee Pension IRA contribution payable	$ 27,129
Members' Equity	64,302
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 91,431

See notes to financial statements

FALCONBRIDGE CAPITAL MARKETS, LLC
Statement of Income
Year Ended December 31, 2016

Revenue	
Financial advisory fees	$ 401,000
Other revenue	7,178
TOTAL REVENUE	408,178
Expenses	
Compensation and related costs	366,856
Occupancy and equipment	28,625
Regulatory expenses	16,210
Travel and entertainment	8,622
Other expenses	9,779
TOTAL EXPENSES	430,092
NET LOSS	$(21,914)

See notes to financial statements

FALCONBRIDGE CAPITAL MARKETS, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2016

Members' equity, December 31, 2015	$ 86,216
Net loss	(21,914)
Members' equity, December 31, 2016	$ 64,302

See notes to financial statements

FALCONBRIDGE CAPITAL MARKETS, LLC
Statement of Cash Flows
Year Ended December 31, 2016

Cash flows from operating activities:	
Net loss	$(21,914)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	539
Changes in assets and liabilities	
Decrease in accounts receivable	45,000
Decrease in Simplified Employee Pension IRA contribution payable	(22,871)
Net cash provided by in operating activities	754
Net increase in cash	754
Cash at beginning of year	89,978
CASH AT END OF YEAR	$ 90,732

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the period for interest or income taxes.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

FalconBridge Capital Markets, LLC (Company) was organized in August 2005 as a Texas limited liability company. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The Company's operations consist primarily in providing financial advisory and investment banking services to corporations and financial institutions located throughout the United States.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and accordingly is reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation. Depreciation is provided for using the straight-line method over the estimated useful lives of three years.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with their ownership interest in the Company.

The Company is subject to state income taxes.

As of December 31, 2016, open Federal tax years subject to examination include the tax years ended December 31, 2013 through December 31, 2015.

Revenue Recognition

The Company records investment banking revenue and financial advisory fees when earned under the respective agreements.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $63,603, which was $58,603 in excess of its net capital requirement of $5,000. The Company's net capital ratio was 0.43 to 1.

Note 3 - Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation and consists of the following:

Computer equipment	$ 2,956
Accumulated depreciation	(2,257)
	$ 699

Depreciation expense for the year was $539.

Note 4 - Commitments

The Company leases office space under an operating lease on a month-to-month basis. The lease is cancellable either by the Company or the landlord at any time with 30 days notice. Rent under the lease is currently $1,200 per month. Office rent expense for the year was $20,770 and is reflected in the accompanying statement of income in occupancy and equipment costs.

Note 5 - Retirement Plan

The Company adopted a Simplified Employee Pension IRA (Plan) effective December 31, 2012. The Company and eligible employees may contribute to the Plan. Employer contributions totaled $27,129 for the year ended December 31, 2016, and is reflected in the accompanying statement of income in compensation and related costs and payable at December 31, 2016.

Note 6 - Concentration of Revenue and Credit Risk

The Company earned $222,619 or approximately 55%, of its total revenues from one customer during the year.

Note 7 - Related Party Transactions/Economic Dependency/Concentration of Services

During 2016, two registered securities representatives, including the majority member who is also an officer of the Company, generated approximately 50% each of the Company's revenue and were paid all of the Company' compensation and related costs for the year ended December 31, 2016. The Company is economically dependent upon these representatives due to the concentration of services provided by them.

Note 8 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 9 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2016, through February 6, 2017, the date which the financial statements were available to be issued.

Schedule I

FALCONBRIDGE CAPITAL MARKETS, LLC
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2016

Computation of Net Capital

Total members' equity qualified for net capital	$	64,302
Deductions and/or charges		
Non-allowable assets:		
Property and equipment, net		699
Total deductions and/or charges		699
Net Capital	$	63,603
Aggregate indebtedness		
Simplified Employee Pension IRA contribution payable	$	27,129
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	58,603
Ratio of aggregate indebtedness to net capital		0.43 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under rule 15c3-1 as of December 31, 2016 as filed by FalconBridge Capital Markets, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
FalconBridge Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) FalconBridge Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which FalconBridge Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (the "exemption provisions") and (2) FalconBridge Capital Markets, LLC stated that FalconBridge Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. FalconBridge Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FalconBridge Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 6, 2017

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

FALCONBRIDGE

EXEMPTION REPORT

FalconBridge Capital Markets, LLC's Assertions

FalconBridge Capital Markets, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*:(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

FalconBridge Capital Markets, LLC

I, Bennett Cole, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________

Title: President

January 6, 2017